BRF S.A.

Public Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that, as a precautionary measure, the Brazilian Ministry of Agriculture, Supply, and Livestock (“MAPA”) decided to temporarily interrupt the production and sanitary certification of poultry products from BRF exported from Brazil to the European Union as of March 16, 2018. This measure contemplates the SIF codes: 1, 18, 103, 104, 292, 466, 1001, 2014, 2518 e 4567.

It is important to highlight that all products already available in the region, as well as produced and shipped out before March 16, 2018 are allowed for commercialization and for consumption without restriction.

Next week, it is scheduled a meeting in the city of Brussel, Belgium, for MAPA to present all technical clarifications to the EU sanitary authorities. After the meeting, the measure will be reassessed.

The Company reiterates that it has been keeping close interactions with local and international authorities, furnishing all necessary explanations that aim to certify the quality and safety of its products and preserve the commercial relationship with its clients and consumers.

The Company will promptly inform its shareholders and the market in general regarding any new information related to the current announcement.

Sao Paulo, March 16, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer